Exhibit (a)(1)(I)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Option Holders

From:	ICx Technologies, Inc.

Date:

As of 11:59:59 p.m. (midnight), Eastern Time, on September 8, 2009, we closed our offer to exchange certain outstanding options for new options (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your Eligible Options and did so before the deadline, those Eligible Options have been accepted for participation in the Offer. Such Eligible Options have been cancelled, and you no longer have any rights with respect to those options. You have been granted New Options in exchange for the cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents and in accordance with the Company’s customary procedures, you will soon receive stock option agreement(s) for the options that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Jessica Bartlow at jessica.bartlow@icxt.com or (703) 678-2111.